Exhibit 4.8

OPTION AGREEMENT

Dated as of [•], 2014

between

1.	Innocoll AG, a stock corporation under German law, registered with the commercial register at the Local Court of Regensburg under HRB 14298 (the “Company”),

and

2.	[•] (the “Option Holder”).

The Company and the Option Holder are each hereinafter individually referred to as a “Party” and together also as the “Parties”.

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CONTENT

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LIST OF SCHEDULES TO THE OPTION AGREEMENT

Schedule I
List of Option Holders being entitled to subscribe for New Ordinary Shares out of Authorized Capital II

Schedule II	Draft Exercise Notice

Schedule III	Draft resolution of the Management Board on the utilization of the Authorized Capital I

Schedule IV/1	Draft Subscription Offer (Authorized Capital II)

Schedule IV/2	Draft Subscription Offer (contingent capital)

Schedule IV/3	Draft Subscription Offer (own shares)

Schedule V/1	Draft Subscription Declaration (Authorized Capital II)

Schedule V/2	Draft Subscription Declaration (contingent capital)

Schedule V/3	Draft Subscription Declaration (own shares)

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RECITALS

This Option Agreement (the “Agreement”), dated as of [•], 2014 between

1.	Innocoll AG, a stock corporation under German law, registered with the commercial register at the Local Court of Regensburg under HRB 14298 (the “Company”),

and

2.	[•] (the “Option Holder”).

The Company and the Option Holder are each hereinafter individually referred to as a “Party” and together also as the “Parties”.

WITNESSETH

WHEREAS, the Company is registered with the commercial register of the local court of Regensburg under HRB 14298. The registered purpose of the Company is the holding and managing of participations in enterprises, and of similar rights, in particular, but not limited to, the pharmaceutical area. The Company has been established by way of transformation (Formwechsel) of Innocoll GmbH, a limited liability company under German law. The Option Holder is a member of the management of the Company or of a related company within the meaning of Sec. 15 et seq AktG (“Affiliate”).

WHEREAS, by shareholder resolution dated 16 June, 2014, the Company has created authorized capital II (Genehmigtes Kapital II - “Authorized Capital II”) set out in Sec. 4 para. 9 of the articles of association of Innocoll AG (“Articles of Association”) in the amount of EUR 97,154.00 in total. According to this, the management board of

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Innocoll AG (“Management Board”) is entitled to increase the Company’s share capital during a period of five (5) years beginning with the registration of this Authorized Capital II with the commercial register.

WHEREAS, the Option Holder shall be entitled to subscribe up to a specific number of new Ordinary Shares in case of such resolution of the Management Board within a period (“Expiration Period”) ending on [•] (“Expiration Date”). The specific numbers of Ordinary Shares to which the Option Holder is entitled to, at the beginning, is set out in Section 2.1.

WHEREAS, beside the Option Holder, other employees and the members of the management board are as well entitled to subscribe up to a specific number of new Ordinary Shares, to be created by utilization of the Authorized Capital II (“Other Option Holders”).

WHEREAS, the subscription rights of the Option Holders, which have not been exercised within the Expiration Period, will expire upon the Expiration Date.

WHEREAS, the Parties intend to set out in this Agreement the conditions as to price, timing and further formalities according to which the Option Holder shall be entitled to request the Management Board to serve the Options granted by allocation of new Ordinary Shares for contributions in cash.

WHEREAS, the Parties further intend to set out the terms and conditions under which the Option Holder shall be entitled to exercise its subscription right resulting from this Agreement for new Ordinary Shares.

WHEREAS, The Company has listed its American Depositary Shares (“ADS(s)”) representing its ordinary shares on the NASDAQ Global Market. Each ADS represents an ownership interest in 1/13.25 Ordinary Shares of the Company which are deposited with Citibank N.A. and held by Citigroup Global Markets AG as custodian. It is intended that the Option Holders shall have the right to exchange Ordinary Shares issued pursuant to this Agreement into ADSs.

NOW, THEREFORE, in consideration of the foregoing premises and mutual covenants and agreements contained herein and intending to be legally bound hereby, the Parties agree as follows:

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SECTION 1.      GENERAL.

1.1   Definitions.

In this Agreement, unless the context requires otherwise, the following terms shall have the definitions set forth below:

“ADS(s)” shall have the meaning set forth in the WITNESSETH hereto.

“Affiliate” shall have the meaning set forth in the WITNESSETH hereto.

“Agreement” shall have the meaning set forth in the RECITALS hereto.

“Articles of Association” shall mean the articles of association of Innocoll AG.

“Authorized Capital II” shall have the meaning set forth in the WITNESSETH hereto, including, as the case may by, new authorized capital as referred to in the WITNESSETH.

“Blocking Periods” shall have the meaning set forth in SECTION 2 hereto.

“Business Day” means any day on which banks are open for business in Frankfurt am Main, Germany (any day other than a Saturday, Sunday or legal or bank holiday in Frankfurt am Main, Germany).

“Capital Increase” shall have the meaning set forth in SECTION 2.

“Company” shall have the meaning set forth in the RECITALS hereto.

“Control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, either through the ownership of a majority of a Person’s voting capital stock, by contract or otherwise.

“Deposit Agreement” shall have the meaning set forth in SECTION 2 hereto.

“Exercise Payment” shall have the meaning set forth in SECTION 4 hereto.

“Exercise Period” shall have the meaning set forth in SECTION 2.

“Exercise Notice” shall have the meaning set forth in SECTION 2 hereto.

“Expiration Date” shall have the meaning set forth in the WITNESSETH hereto.

“Expiration Period” shall have the meaning set forth in the WITNESSETH hereto.

“Individual Total Number of Ordinary Shares” shall have the meaning set forth in SECTION 2 hereto.

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“Initial Exercise Period” shall have the meaning set forth in SECTION 2 hereto.

“Initial Issuance Date” shall have the meaning set forth in SECTION 5 hereto.

“Management Board” shall mean the management board (Vorstand) of the Company.

“New Ordinary Shares” shall have the meaning set forth in SECTION 2 hereto.

“New Shares” shall have the meaning set forth in SECTION 2 hereto.

“Option(s)” shall have the meaning set forth in SECTION 2 hereto.

“Option Holder(s)” shall have the meaning set forth in the RECITALS hereto.

“Option Rights” shall have the meaning set forth in SECTION 5 hereto.

“Ordinary Shares” shall mean the ordinary shares of Innocoll AG, without par value (as mentioned in Sec. 4 para. 2 of the Articles of Association).

“Other Option Holder(s)” shall have the meaning set forth in the RECITALS hereto.

“Parties” shall mean Innocoll AG and the Option Holder.

“Person” shall mean and include any natural person, corporation, general partnership, limited partnership, limited liability company, proprietorship, other business organization, unincorporated organization, trust, union, association, government or any department or agency thereof or other entity.

“Purchase Price” shall have the meaning set forth in SECTION 4 hereto.

“Subsidiary” in relation to any company, corporation or other legal entity (a “Holding Company”), a company, corporation or other legal entity:

(a)	which is controlled, directly or indirectly, by the Holding Company;

(b)	more than half the issued share capital of which is beneficially owned, directly or indirectly, by the Holding Company,

and, for this purpose, a legal entity shall be treated as being controlled by another if that other legal entity is able to determine the composition of the majority of the board of directors or equivalent body.

“Subscription Declaration” shall have the meaning set forth in SECTION 2 hereto.

“Subscription Offer” shall have the meaning set forth in SECTION 2 hereto.

“Tax-Related Items” shall have the meaning set forth in SECTION 4 hereto.

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“Trading Day” shall mean such day on which the Nasdaq Global Market (“Nasdaq”) or such other stock exchange where the Company’s shares or ADSs are listed, as applicable, are open for trading

“Triggering Transaction” shall have the meaning set forth in SECTION 5 hereto.

1.2   Interpretation.

Unless a contrary indication appears, in this Agreement, references to this Agreement include its schedules. References to paragraphs, clauses, recitals or schedules are references to such provisions of this Agreement. References to a paragraph refer to the relevant paragraph of the clause or schedule in which it appears.

Use of singular shall include the plural and vice versa. Words denoting any gender shall include the other gender.

SECTION 2.    EXERCISE OF OPTION.

2.1       The Option Holder shall have the individual right to claim the allocation of new Ordinary Shares up to 10,744 Ordinary Shares (“Individual Total Number of Ordinary Shares”) (“Option”) by notice to the Company using the form set out in Schedule II (the “Exercise Notice”) which shall also contain the exact percentage of new Ordinary Shares claimed by the Option Holder in relation to the individual total number of New Ordinary Shares.

Options may be exercised by sending an Exercise Notice to the Company pursuant to Sec. 2.1 at any time during the year, unless there is a Blocking Period as set out below (“Initial Exercise Period”). During a Blocking Period, Options must not be exercised. To the extent an Initial Exercise Period coincides with a Blocking Period, the Initial Exercise Period shall be shortened.

Blocking periods (“Blocking Periods”) shall be

(i)	the period from the end of the seventh Trading Day before, up to the third Trading Day after, the company’s general meeting;

(ii)	the period between the first Trading Day on which the company has published an offer to acquire new shares, bonds or option rights, up to the end of the last day of the subscription period for such offer; and

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(iii)	the period beginning at the opening of trading on the first Trading Day that is two weeks prior to the end of each quarter and ending at the close of trading on the second Trading Day after the publication of the quarterly reports of the Company.

2.2       The Option Holder shall further have the right to exchange such ordinary shares into ADSs. After their exchange into ADSs, the Option Holder shall receive 13.25 ADS per Ordinary Share. To avoid fractional shares and ADSs, the number of Option Rights granted and of Option Rights exercised at any time must always be divisible by four. The Company and the Option Holder agree to use commercially reasonable efforts to perform all such acts and to execute any documents and instruments as are required or reasonably requested by the Company and/or the depositary or the custodian to provide for the exchange of the Option Holder’s Ordinary Shares received upon exercise of such Option Holder’s Ordinary Shares into ADSs.

Any fractions of Ordinary Shares or ADSs shall not be delivered or compensated. However, if several Option Rights are exercised by the same Option Holder, fractions of Ordinary Shares or ADSs shall be added up, subject, in the case of the ADSs to the provisions of the deposit agreement by and among the Company and Citibank N.A. dated July 30, 2014 (“Deposit Agreement”).

2.3       After having received an Exercise Notice, the Management Board may subject to its duly and properly executed discretion, offer subscription to the Other Option Holders by announcing the content of the Exercise Notice received using the forms set out in Schedules IV (“Subscription Offer”), however, subject to the stipulation set out in SECTION 4, according to which the Option Holder shall pay or make adequate arrangements satisfactory to the Company to satisfy all Tax-Related Items, if applicable.

For the avoidance of doubt, after receipt of an Exercise Notice, the Management Board shall not be obliged under this Agreement to offer subscription to the Other Option Holders, but the Management Board may decide subject to its properly executed discretion, whether to offer subscription to New Shares to the Other Option Holders following the procedure as set out below or whether only the Option Holder shall be entitled to subscribe for New Shares.

Each Other Option Holder intending to participate in the utilization of the Authorized Capital II (“Capital Increase”) must fill in and sign its subscription declaration in duplicate as provided in sample form by Schedules V (“Subscription Declaration”) together with the Subscription Offer within a period of three weeks from the day of

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receipt of the Subscription Offer (“Exercise Period”). In case an Other Option Holder does not duly deliver such properly filled in and signed Subscription Declaration in duplicate within the Exercise Period, such Other Option Holder may not participate in such Capital Increase and is deemed to have waived its right to participate in such Capital Increase. However, participation by any Other Option Holder is not permitted during a Blocking Period as set out in Sec. 2.1.

2.4       An Option Holder shall (i) only subscribe for up to the amount of Ordinary Shares equal to the percentage set out in the Exercise Notice in relation to the number of Ordinary Shares set forth in its individual Option Agreement and (ii) only subscribe for up to the amount still available to such Option Holder due to previous participation(s) in the exercise of Options granted (if any).

In case the Option results in a fraction of Ordinary Shares, the Management Board herewith is authorized, at its sole discretion, to round fractions of Ordinary Shares, i.e. to round 4 and below down, but to round 5 and above up, to the next whole Ordinary Share amount.

2.5       After receipt of an Exercise Notice and before sending a Subscription Offer to each Other Option Holder, the Management Board shall, subject to its duly and properly executed discretion, pass, without undue delay (unverzüglich), a resolution to make use of the Authorized Capital II as stated in Sec. 4 para. 9 of the Articles of Association (by using the draft resolution in Schedule III) to issue new Ordinary Shares (“New Shares”) in the amount up to the total number of shares to which Option Holders may permissibly be entitled to subscribe to. The Management Board may also, in its sole discretion, serve the Options by utilization of (i) a contingent capital created for such purpose, if any, or (ii) own Ordinary Shares (eigene Aktien), if any available for such purpose, provided that in any case of (i) and (ii) the relation of the number of Ordinary Shares held by each Option Holder before the capital measure and Ordinary Shares held by each Option Holder after the capital measure would not deviate from such relation resulting from a serve of Options by means of Authorized Capital II only. The Ordinary Shares resulting from the realization of Options (New Shares or shares resulting from a contingent capital or own Ordinary Shares are also referred to as “New Ordinary Shares”).

Example:

•	Option Holders’ Options: 320 New Ordinary Shares (Option Holder A), 160 New Ordinary Shares (Option Holder B), 80 New Ordinary Shares (Option Holder C),

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•	In the first step B sends an Exercise Notice and opts for 120 New Ordinary Shares. This meets with 75 % of his Option. This percentage has to be entered in the Exercise Note.

•	In the second step the Management Board shall, subject to its duly and properly executed discretion, (i) initiate a Capital Increase or (ii) install any other measure in order to bring the Company into the position to fulfill the exercises of Options (e.g. acquisition of own shares, if permitted).

•	In the third step the Management Board has to offer 75 % of the number of New Ordinary Shares set out in the individual option agreement of each Option Holder: 240 New Ordinary Shares for subscription by A, 120 New Ordinary Shares for subscription by B, 60 New Ordinary Shares for subscription by C,.

•	In the forth step B subscribes for all the 120 offered New Ordinary Shares. A fails to deliver its duly signed Subscription Declarations in duplicate within the Exercise Period. C subscribes for 40 New Ordinary Shares.

•	As a result, Option Holder B’s Option remains to the extent of 40 New Ordinary Shares, Option Holder A’s option to 320 New Ordinary shares, Option Holder C’s option to 40 New Ordinary Shares.

2.6     Further, the Management Board or the Option Holders, as the case may be, shall fulfill, without undue delay, further necessary requirements stipulated by law, e.g. duly increase the share capital of the Company on the basis of exercising the Authorized Capital II, e.g. resolution on the utilization of the Authorized Capital II (Beschluss zur Ausnutzung des Genehmigten Kapitals II) if making use of it, or exercising contingent capital, and application for registration with the commercial register (Registeranmeldung). The Management Board shall, subject to its duly and properly executed discretion, issue New Ordinary Shares only at the Purchase Price to each Option Holder.

2.7     If the Option Holder or any of the other Option Holders should not claim one hundred (100) percent of the number of New Ordinary Shares set forth in the Individual Option Agreement from the Company within an Exercise Notice or a Subscription Declaration, the remaining amount of New Ordinary Shares set forth in the Individual Option Agreement shall be deemed one hundred percent of New Ordinary Shares available for this Option Holder for a Exercise Notice and/or a (next) Subscription Declaration.

If the Management Board receives several Exercise Notices on the same Business Day it shall add the amounts of New Ordinary Shares claimed in each Exercise Notice and follow the procedure mentioned in the paragraphs above with regard to this total amount in one and not in several steps. In case the Management Board receives several Exercise Notices not on the same Business Day but during the procedure of an

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Issuance of New Ordinary Shares due to (an) Exercise Notice(s), the Management Board shall, subject to its duly and properly executed discretion, use its best efforts to ensure that the required capital increase(s) will be executed in due time and in a reasonable and cost saving way.

SECTION 3.     EXPIRATION OF OPTIONS.

To the extent the Option Holder has not exercised its subscription rights within the Expiration Period, as the case may be, such subscription rights shall expire upon the Expiration Date, as the case may be. In no event may this Option be exercised at any time after the Expiration Date, as the case may be.

SECTION 4.    PURCHASE PRICE, EXERCISE PAYMENT , TAX WITHHOLDING.

The subscription price / purchase price per New Ordinary Share amounts to USD 119.25, comprising capital contribution payments and agio payments, being understood that a partial amount of EUR 1.00 will be characterized as share capital payment and the remaining amount shall be regarded as agio. It is further understood that the purchase price of USD 119.25 per New Ordinary Share, divided by 13.25, equals a purchase price of USD 9.00 per ADS. This subscription price / purchase price per New Ordinary Share may from time to time be adjusted according to SECTION 5, whereas in no event the subscription price / purchase price shall be lower than EUR 1 per New Ordinary Share (“Purchase Price”).

The exercise price to be paid in total by the Option Holder (each payment individually the “Exercise Payment”) shall be equal to the Purchase Price multiplied by the number of New Ordinary Shares being purchased pursuant to the Subscription Declaration by the Option Holder and be payable only by contribution in cash.

With respect to any or all income tax, social insurance, payroll tax, payment on account or other tax-related items related to the Option Holder’s receipt of New Ordinary Shares hereunder and legally applicable to the Option Holder (“Tax-Related Items”), the Option Holder acknowledges that the ultimate liability for all Tax-Related Items is and remains with the Option Holder’s responsibility.

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Prior to any relevant taxable or tax withholding event, as applicable, the Option Holder shall pay or make adequate arrangements satisfactory to the Company to satisfy all Tax-Related Items.

In this regard, the Option Holder hereby authorizes the Company, or their respective agents, at the Company’s discretion, to satisfy the obligations with regard to all Tax-Related Items as far as applicable by one or a combination of the following:

(1)         withholding from the Option Holder’s wages or other cash compensation paid to Option Holder by the Company,

(2)         withholding from proceeds of a sale of New Ordinary Shares acquired upon settlement of this Agreement (such sale being implemented by the Company on the Option Holder’s behalf pursuant to this authorization) either through a voluntary sale or through a mandatory sale arranged by the Company; or

(3)         withholding the relevant number of New Ordinary Shares to be issued upon settlement of the Agreement in order to issue such New Ordinary Shares to any other Option Holder or third party and to satisfy the Tax-Related Items by the respective proceeds therefrom.

SECTION 5.          ADJUSTMENTS.

5.1         The Purchase Price shall be subject to adjustment from time to time in accordance with this SECTION 5 by resolution of the management board. Such adjusted Purchase Price shall be equal for the Option Holder and all other Option Holders.

5.2         In case the Company shall at any time combine its outstanding Ordinary Shares, the Purchase Price in effect immediately prior to such combination shall be proportionately increased by the same ratio as the combination.

5.3

(i) In the event that:

(1)  the Company shall declare any cash dividend upon its Ordinary Shares, or

(2) the Company shall declare any dividend upon its Ordinary Share payable in shares or make any special dividend or other distribution to the shareholders of its Ordinary Share, or

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(3) the Company shall offer for subscription pro rata to the shareholder of its Ordinary Share any additional shares of stock of any class or other rights, or

(4) there shall be any capital reorganization or reclassification of the equity of the Company, including any subdivision or combination of its outstanding Ordinary Shares, or consolidation or merger of the Company with, or sale of all or substantially all of its assets to, another corporation, or

(5) there shall be a voluntary dissolution, liquidation or winding up of the Company,

then, in connection with such event, the Company shall give to the Option Holder, unless mandatory management duties, in particular, resulting from deviating shareholders’ resolutions and / or equality principle requirements (Gleichbehandlungsgrundsatz) in favour of all shareholders of the Company, by German corporate law or by German capital market law provide otherwise:

(ii) at least thirty (30) days prior written notice of the date on which the books of the Company shall close or a record shall be taken for such dividend, distribution or subscription rights or for determining rights to vote in respect of any such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up; and

(iii) in the case of any such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up, at least thirty (30) days prior written notice of the date when the same shall take place. Such notice in accordance with the foregoing clause (i) shall also specify, in the case of any such dividend, distribution or subscription rights, the date on which the shareholders of Ordinary Shares shall be entitled thereto, and such notice in accordance with the foregoing clause (1) shall also specify the date on which the holders of Ordinary Shares shall be entitled to exchange their Ordinary Share for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up, as the case may be. Each such written notice shall be given by first class mail, postage prepaid, addressed to the Option Holder at the address of such Option Holder as shown on the books of the Company. With regard to the content of such notices, confidentiality interests of the Company prevail.

5.4         Whenever the Purchase Price shall be adjusted as provided in SECTION 5 hereof, the Company shall as promptly as practicable provide the Option Holder with a statement, signed by the Management Board, showing in reasonable detail the facts requiring such adjustment and the Purchase Price that will be effective after such adjustment. As regards the content of such statements, confidentiality interests of the Company and equal principle requirements in favor of all shareholders (Gleichbehandlungsgrundsatz) prevail.

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SECTION 6.      NO DILUTION OR IMPAIRMENT.

The Company will not, or through reorganization, consolidation, merger, dissolution, sale of assets or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Agreement, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Option Holder against dilution or other impairment, except if otherwise stated in this Agreement or otherwise required by German corporate law, German capital market law or any other relevant German law provision or deviating shareholders’ resolutions.

SECTION 7.      RESERVATION OF AUTHORIZED CAPITAL II.

Subject to the duly and properly executed discretion of the Management Board, the Company shall avoid all actions which may result in a utilization of the Authorized Capital II for other purposes than serving the Options granted by the Agreement, except (i) if statutory subscription rights of other shareholders due to the Capital Increase or mandatory German law provisions require such a utilization or (ii) if the delivery of New Ordinary Shares upon the exercise of Options can be granted by other share capital measures.

SECTION 8.      NEGOTIABILITY, ETC.

Any existing Option or future Option Right or this Agreement as a whole is not transferable by the Option Holder to a third party without consent of the Company. The Company hereby declares in advance their consent to a transfer of Options in the event that the acquiring third party accedes to all obligations under this Agreement.

Prior to the exercise of the Option, the Option Holder shall not be entitled to any rights of a shareholder of the Company with respect to shares for which this Option shall be exercisable, including, without limitation, the right to vote, to receive dividends or other distributions or to exercise any preemptive rights, and shall not be entitled to receive any notice of any proceedings of the Company, except as provided herein.

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SECTION 9.     PRIOR UNDERSTANDINGS.

This Agreement represents the complete agreement of the Parties with respect to the subject matter included herein and supersedes any and all previous agreements relating thereto. The Parties acknowledge that there have been no representations, warranties, covenants or agreements made by any party hereto other than those contained in this Agreement. There are no side agreements to this Agreement.

SECTION 10.   AMENDMENTS.

Except as otherwise expressly provided, this Agreement, including this provision, may be amended or modified only upon the consent of the Parties.

SECTION 11.   BINDING AGREEMENTS.

The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the Parties and their respective heirs, legal representatives and successors. The executor, administrator or personal representative of the deceased Option Holder shall execute and deliver any and all documents or legal instruments necessary or desirable to carry out the provisions of this Agreement.

SECTION 12.   NOTICES.

Any and all notices, designations, consents, offers, acceptances, or any other communication provided for herein shall be given in writing by overnight courier, or facsimile transmission which shall be addressed, or sent, to the Option Holder at the respective address as set forth in the RECITALS. Each such notice shall be deemed received 24 hours after it is sent. Alternatively and notwithstanding any stipulation in this Agreement providing for a stricter form, communication under this Agreement may also happen by email.

SECTION 13.  EFFECTIVENESS.

This Agreement shall become legally effective upon signing by both Parties.

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SECTION 14.    SEVERABILTY.

The invalidity or unenforceability of any provisions of this Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Agreement in such jurisdiction or the validity, legality or enforceability of any provision of this Agreement in any other jurisdiction, it being intended that all rights and obligations of the Parties be enforceable to the fullest extent permitted by law. Any such invalid, ineffective or unenforceable provision shall be deemed replaced by such valid, effective and enforceable provision as comes closest to the economic intent and purpose of such invalid, ineffective or unenforceable provision as regards subject-matter, amount, time, place and extent. The aforesaid shall apply mutatis mutandis to any gap in this Agreement.

SECTION 15.   SECTION HEADINGS.

Headings contained in this Agreement are inserted only as a matter of convenience and in no way define, limit or extend the scope or intent of this Agreement or any provisions hereof.

SECTION 16.   CHOICE OF LAW.

This Agreement is governed by and shall be construed in accordance with the laws of the Federal Republic of Germany.

[Signature pages follow]

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Innocoll AG

Place, Date:

Signature:

Name:

Title: Chairman of the Supervisory Board

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Place, Date:

Signature:

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